FUTURE WORLD GROUP, INC.

301 South Brea Canyon Road

Walnut, CA 91789

909-718-7880

November 22, 2016

Via EDGAR

Mr. Dale Welcome

Mail Stop 4631

United States Securities and Exchange Commission

Washington D.C. 20549

Re:

Future World Group, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2016

Filed August 25, 2016

Form 10-Q for the Fiscal Quarter Ended August 31, 2016

Filed October 21, 2016

File No. 333-197968

Dear Mr. Welcome:

Future World Group, Inc. submits this letter in response to your letter of November 16, 2016. For your convenience, we have set forth below the staff’s numbered comments in their entirety, followed by our response thereto:

Form 10-K for the Fiscal Year Ended May 31, 2016

Item 8. Financial and Supplementary Data, page 5

Report of Independent Registered Public Accounting Firm, page 6

1.

We note that the opinion paragraph of the audit report includes the phrase “subject to the condition noted in the following paragraph.” Based on this language, it is not clear to us if your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern or a qualified opinion due to the going concern. Please obtain a revised report from your independent accountant and include the revised report in an amendment to the Form 10-K to address the following:

•

If your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern, your auditor should exclude the phrase, noted above, from the opinion paragraph of the report and state, in clear and unqualified language, that in their opinion your financial statements are presented fairly, in accordance with generally accepted accounting principles in the United States of America, if accurate. Refer to AS 2415 and AS 3101.

•

If your auditor intended to provide a qualified opinion due to the going concern, the report would be required to comply with AS 3101; however, be advised qualified opinions do not satisfy the requirements of Article 2 of Regulation S-X.

United States Securities and Exchange Commission

November 22, 2016

Response: The auditor excluded the phrase “subject to the condition noted in the following paragraph” in the revised audit report; and the revised audit report was included in the amended Form 10-K, filed with the Commission on November 22, 2016.

Item 9A. Controls and Procedures, page 15

Management’s Annual Report on Internal Control Over Financial Reporting, page 15

2.

Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: Future filings will be amended accordingly.

Form 10-Q for the Fiscal Quarter Ended August 31, 2016

Item 4. Controls and Procedures, page 12

Changes in Internal Control over Financial Reporting, page 12

3.

Please revise your disclosure in future filings to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Response: Future filings will be amended accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions or need additional information, please contact our attorney, John B. Lowy, Esq., at 212-371-7799.

Sincerely,

/s/ Lester Pei
Lester Pei, Chief Executive Officer